FORM RW

Ocean Rig Partners LP
c/o Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

November 2, 2016

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ocean Rig Partners LP
Rule 477 Application for Withdrawal
Registration Statement on Form F-1 (File No. 333-199305)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the "Securities Act"), Ocean Rig Partners LP, a Marshall Islands limited partnership (the "Partnership"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Partnership's Registration Statement on Form F-1 (File No. 333-199305), together with all exhibits thereto, which was initially filed with the Commission on October 14, 2014.

Due to market conditions, the Partnership has determined not to proceed with the initial public offering contemplated by the Registration Statement.  The Partnership confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Partnership requests that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to the undersigned via email at finance@ocean-rig.com, with a copy to the Partnership's legal counsel, Gary J. Wolfe of Seward & Kissel LLP, via email at wolfe@sewkis.com.

The Partnership also respectfully requests that, in accordance with Rule 457(p) under the Securities Act, any fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Partnership's parent, Ocean Rig UDW Inc., a Marshall Islands corporation with CIK# 0001447382.

If you have any questions regarding this application, please contact Gary J. Wolfe of Seward & Kissel LLP by telephone at (212) 574-1223 or by email at the above address.

Sincerely,

OCEAN RIG PARTNERS LP
By:	/s/ Niki Fotiou
Name:	Niki Fotiou
Title:	Director and Vice President